Exhibit 99.1

2015 Fourth Quarter & Year End Results Conference Call

RICHMOND, BC, Jan. 22, 2016 /CNW/ - Catalyst Paper (TSX:CYT) will hold a conference call on Tuesday, March 1, 2016 at 8:00 a.m. PST / 11:00 a.m. EST to review the Company's 2015 fourth quarter and year end results. Joe Nemeth, President & Chief Executive Officer and Frank De Costanzo, Senior Vice President & Chief Financial Officer, will host the call.

The fourth quarter and year end report will be released on Monday, February 29th after market close and will be available on the Reports page of Catalyst Paper's website at http://catalystpaper.com/investors.

To participate in the conference call, please dial:

1-888-390-0546 (Toll Free within North America) or
778-383-7413 (Metro Vancouver Area) or
416-764-8688 (Greater Toronto Area and outside North America)

Following the call, the earnings presentation and webcast will be archived on the Events and Presentations page of Catalyst Paper's website at http://catalystpaper.com/investors.

About Catalyst Paper Corporation

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 19:38e 22-JAN-16